McKenna Long & Aldridge LLP
303 Peachtree Street, Suite 5300
Atlanta, Georgia 30308

November 3, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
Attention:          Jim Rosenberg
                        Lisa Vanjoske
                        Tabatha Akins

Re:       SEC Comment Letter dated October 21, 2005
Registrant:  Gentiva Health Services, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2005
Forms 10-Q for Fiscal Quarters Ended April 3, 2005 and July 3, 2005
File No. 001-15669

Ladies and Gentlemen:

This is to confirm our telephone conversation of October 26, 2005 concerning the above-referenced Comment Letter.  We expect to be able to file the Registrant's responses not later than the close of business on November 9, 2005.

If you have any questions, please contact me.

Very truly yours,

/s/ Thomas Wardell

Thomas Wardell

TW:lar

cc: Mr. John R. Potapchuk
Mr. Stephen B. Paige